RICHARD H. BRUCK A Professional Corporation	19100 Von Karman Avenue, Suite 950 Irvine, California 92612 949.975.8181 (Telephone) 949.975.8180 (Fax)
December 21, 2007
VIA EDGAR
Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
Mailstop 6010
450 Fifth Street, NW
Washington, DC 20549
Re:	AMDL, Inc. (the “Company”)
Form 10-KSB for the fiscal year ended December 31, 2006
Filed April 16, 2007
Form 10-QSB for the fiscal quarter ended June 30, 2007
Form 8-K dated September 27, 2006
File No. 001-16695
Dear Mr. Cascio:
     On behalf of the Company, I am responding to your November 7, 2007 letter (the “Letter”). Akio Ariura, Chief Financial Officer of the Company, has been in contact with Kristin Lochhead of your office throughout the process. She is receiving a courtesy copy of this letter. The following responses correspond to the numbering in your Letter. Enclosed for your review and information is a marked to show changes draft of the Company’s Form 10-QSB/A [dated December ___, 2007] for the nine months ended September 30, 2007 showing the intended changes to the Form 10-QSB which was filed. The Company has filed its Form 8-K/A dated December 7, 2007, and filed December 10, 2007, [relating to the Form 8-K dated September 27, 2006] in response to comment 15, and you can review it from your EDGAR database.
Form 10-KSB for the fiscal year ended December 31, 2006
Item 6. Management’s Discussion and Analysis or Plan of Operation, page 21
Critical Accounting Policies, page 23
Valuation of Intangible Assets, page 23
1.	Since acquiring the immunogene therapy technology (“CIT technology”) in 2002, the Company’s strategic objective with respect to the CIT technology was to obtain patents on the CIT technology and partner with a large pharmaceutical company to demonstrate its usefulness in the development of a vaccine for several types of cancer by enhancing

RICHARD H. BRUCK
A Professional Corporation
Mr. Brian Cascio
Securities and Exchange Commission
December 21, 2007

the body’s immune system. The cost of any studies or clinical trials is perceived to be prohibitive for a company the size of AMDL. The Company envisions that any clinical trials and other studies would be done by a major pharmaceutical company who would partner with AMDL. To date, the Company has not received any significant interest from any major pharmaceutical companies looking for new technologies similar to the CIT technology. Upon acquisition of Jade Pharmaceutical Inc. (“JPI”) in September 2006, the Company revised its strategic objective and now believes the Company could pursue marketing this technology through JPI in Asia. In the near term, as part of its strategic objective the Company has focused its efforts on obtaining U.S. FDA and Chinese SFDA clearance and international approvals for its DR-70® product and expanding the product offerings of JPI.

As a result of the change in the Company’s near term strategic objectives, and as part of its annual assessment process of long-lived assets, the Company reviewed its CIT technology under SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company considered the guidance included in subparagraphs (a) through (f) of paragraph 8 of SFAS 144 for events or changes in circumstances, which would indicate the need for an impairment review. The factors considered by the Company as possible indicators of the need for an impairment review are disclosed in Note 1 to the Company’s consolidated financial statements. Based on the Company’s review of such factors, management determined that its inability to identify a major pharmaceutical company to partner with in the exploitation of its CIT technology could represent an impairment indicator as of December 31, 2006. However, the Company did not, and still does not believe that the inability to identify a partner diminishes the value of the CIT technology as the life of the patent is approximately eleven (11) more years, and the Company will file a continuation application for the patent in January 2008. Further, the Company’s business objective of attracting a strategic partner, the merits of that objective, and the likelihood of meeting that objective has not changed since 2002.

In order to assess the impairment, if any, the Company engaged Cronkite & Kissell (“Cronkite”), a business and financial advisory service firm, to evaluate and prepare the estimate of future cash flows used to test the recoverability of the CIT technology asset pursuant to paragraph 19 of SFAS 144. Cronkite issued its opinion letter, which states that based on Cronkite’s investigation as of December 31, 2006, the sum of the undiscounted cash flows associated with the CIT technology asset is reasonably stated in an amount in excess of $50,000,000, which amount is greater than the carrying value of the CIT technology asset at December 31, 2006. Accordingly, after review of the Company’s independent consultant’s assumptions and cash flow forecast and other factors, the Company’s management determined that the CIT technology asset was not impaired at December 31, 2006.

RICHARD H. BRUCK
A Professional Corporation
Mr. Brian Cascio
Securities and Exchange Commission
December 21, 2007

Results of Operations, page 26
2.	The Company intends to file the enclosed Form 10-QSB/A for the nine months ended September 30, 2007, which includes the following language:
A:	“Note 10 – Commitments and Contingencies”

Suspension of Product Sales

The sale of one of the Company’s products, Yuxingcao, has been temporarily prohibited in the PRC due to safety concerns. Although the Company considers its products safe, the prohibition will remain in effect until such time as the PRC government determines the source of the unsafe products. The PRC authority has allowed the commercial sales of some Yuxingcao products in October 2006 but not the product manufactured by the Company. None of the Company’s Yuxingcao products was returned during the nine months ended September 30, 2007. Due to the prohibition of sales of Yuxingcao products, there were no sales for the nine months ended September 30, 2007.

Management believes there will be no claims from customers on the sale of Yuxingcao as the quality of the product is not an issue. It is the current policy of the relevant authorities in the PRC to prohibit the sales of Yuxingcao-related products. No estimate is known at this time for the resumption of the commercial sales of Yuxingcao.”

Please note that prior to acquiring JPI on September 28, 2006, JPI experienced sales of Yuxingcao products of $520,000 and $141,000 during the years ended December 31, 2005 and 2006, respectively. None of these sales were generated by the Company since the date of acquisition; therefore, there has been no impact on the Company’s historical reported sales as a result of the prohibition of Yuxingcao products through September 30, 2007.

Please be advised that in December 2006, manufacturing of large injection fluids had resumed. Thus, the delay in 2006 did not impact any operations in 2007. Accordingly, no reference thereto was made in any 2007 Form 10-QSB.

RICHARD H. BRUCK
A Professional Corporation
Mr. Brian Cascio
Securities and Exchange Commission
December 21, 2007

Consolidated Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies, page F-6
Revenue Recognition, page F-7
3.	The Company considered the guidance included in subparagraphs (a)-(f) of paragraph 6 of SFAS 48, and believe all criteria to recognize revenue from sales transactions at the time of sale have been met. Specifically, JPI and its predecessors have reviewed on a periodic basis the historical amount of product returns from their distributors. The Company concluded that since 2001, product returns have been negligible and the historical information provides the Company with the ability to make a reasonable estimate of future returns at the time of sale. Moreover, the Company’s policy and its agreements with its distributors only allow for returns of defective products for only up to five (5) days after receipt of products. Returns of products by distributions were nominal for the nine months ended September 30, 2007. Further, the Company’s distributor arrangements do not give the distributors any price protection or stock rotation rights; therefore, the Company has determined that its price is fixed and determinable. Finally, the Company has no future performance obligations relating to the resale of the products under its distribution agreements. Based on the foregoing the Company believes the applicable criteria of SFAS 48 have been met.

The Company offers no sales discounts and thus no disclosure of sales discounts is deemed to be necessary.
Note 2. Acquisition of Jade Pharmaceutical, Inc., page F-16
4.	The Company reviewed the guidance included in paragraph 22 of SFAS 141 which requires that one consider (emphasis added) the market price for a reasonable period before and after the date that the terms are agreed to and announced. The average closing price on AMEX for the two weeks before and after the date of the agreement to acquire JPI was $3.70 per share. The Company’s share price is volatile. The closing price range during the monthly period before and after the execution of the agreement was $2.25 to $3.95 per share. The average closing price before and after the closing date of the transaction was $3.14 per share. During this monthly period, the range was $2.05 to $4.75 per share. The Company chose a more conservative average in booking the fair value of the securities issued at closing of $3.00 per share, the value stated in the fairness opinion dated as of the closing by the Company’s independent valuation firm and advisor, Amaroq Capital.

5.	Cronkite, who performed the business valuation analysis on the intangibles and purchase price allocation, determined that although JJB and YYB had over 130 licenses to produce pharmaceuticals in China, only 20 products were in production. Under SFAS 144, contract-based intangible assets are based on the nature of the rights granted. JJB and YYB’s license rights are non-exclusive and only grant JJB and YYB the right to manufacture these products. On this basis, the Company believes that there is nominal

RICHARD H. BRUCK
A Professional Corporation
Mr. Brian Cascio
Securities and Exchange Commission
December 21, 2007

intangible or other value intrinsic to these rights. In addition, the Company believes that the true value is found in the: (i) trade name “Jade,” (ii) customer relationships related to sales of these products, and (iii) non-compete agreements with the former owners of JPI, all of which are unrelated to the license rights.

6.	As part of the acquisition of JPI, the Company performed an examination of the fixed assets that were acquired in accordance with the provisions of SFAS 141 paragraph 37(c), which states that the value assigned to plant and equipment should be at the current replacement cost for similar capacity.

In the examination that was performed by the Company in conjunction with the acquisition of JPI, the Company noted the following, without limitation:
(i)	the nature of the assets,

(ii)	their remaining useful lives,

(iii)	their net book value, and

(iv)	their estimated fair value on the date of acquisition.
Based on the results of the Company’s examination, it was noted that over 72% of the assets acquired were purchased during fiscal 2004, 2005, and 2006. It was also noted that at least 95% of the total assets acquired from JPI related to costs incurred by JPI for the building/construction of JPI’s manufacturing and operating facilities in China. As of the date of the Company’s acquisition of JPI, the Company determined that the net book value of JPI’s fixed assets approximated their replacement costs, as a significant portion of the assets were originally purchased by JPI in the months leading up to the acquisition by the Company. In the Company’s examination of the fixed assets, given the recent acquisition of such assets and their lengthy useful lives, the Company estimated that if it had to purchase these assets as of the date of acquisition, the costs thereof would approximate the net book value of JPI’s fixed assets.

Additionally, as part of the procedures performed by the Company related to the acquisition of JPI, the Company engaged a third party valuation consultant to assist the Company in determining the proper allocation of the purchase price. As part of that process, the Company and its consultant discussed and determined that no adjustments to the net book value of JPI’s fixed assets was warranted in order to bring the value of the fixed assets in line with current replacement costs for similar capacity equipment.

RICHARD H. BRUCK
A Professional Corporation
Mr. Brian Cascio
Securities and Exchange Commission
December 21, 2007

7.	The Company acknowledges that the footnote to the unaudited proforma condensed combined financial statements included in the Form 8-K was not properly disclosed. However, the footnote was revised and “corrected” in Note 2 to the Company’s Financial Statements included on the Form 10-KSB and Form 10-KSB/A for the year ended December 31, 2006, subsequently filed, all in accordance with SFAS 141.

Accordingly, it does not appear necessary to revise the Form 8-K in this regard.

8.	The Company intends to file the enclosed Form 10-QSB/A for the nine months ended September 30, 2007 to reflect that management takes full responsibility for valuing the Company’s intangible assets. See the changes proposed in attached draft at page 7.
Note 6. Other Assets, page F-19
9.	See Note 4 and Note 5 to the as filed Form 10-QSB for the nine months ended September 30, 2007. The disclosure also appears in the Form 10-QSB/A for the nine months ended September 30, 2007. We believe this disclosure is adequate and complies with this comment.
Note 7. Income Taxes, page F-19
10.	The Company intends to file the enclosed Form 10-QSB/A for the nine months ended September 30, 2007 to include the requested disclosure. See the changes proposed in attached draft at page 15.
Note 12. Stockholders’ Equity, page F-27
11.	The Company accounts for equity instruments issued to consultants and vendors in exchange for services in accordance with the provisions of Emerging Issues Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services and EITF Issue No. 00-18, Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other than Employees. The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor’s performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement.

The Company negotiates service contracts before the expiration of the previous contract or in the case of a new service agreement prior to the commencement of service. The

RICHARD H. BRUCK
A Professional Corporation
Mr. Brian Cascio
Securities and Exchange Commission
December 21, 2007

Company utilizes the first day of the contract period to be the measurement date since as of this date the Company and service provider are bound by contract for performance and payment.

Per EITF No. 96-18, a performance commitment is a commitment under which a performance by the counterparty to earn the equity instruments is probable because of sufficiently large disincentives for nonperformance. There is no provision in the Company’s consulting agreements that nonperformance would result in monetary damages and/or any other large disincentive to the consultants. Therefore, it would appear that the measurement date for the consulting services would be the date at which the consultant’s performance is complete. However, per footnote 5 of EITF No. 96-18, the Task Force discussed situations in which counterparty performance may be required over a period of time, but the equity award granted to the party performing the services is fully vested and non-forfeitable on the date the parties enter into the contract. It was noted by the Task Force that a reasonable interpretation of the consensus is that the measurement date for an award that is non-forfeitable and that vests immediately could be the date the parties enter into the contract, even though services have not yet been performed.

The common stock issued to the Company’s consultants is immediately vested and non-forfeitable in the case that the consultants do not perform the services. Based on the Company’s consulting arrangements, the consultants would not be required to return the shares of stock if the consultants do not perform the specified services. That is, no specific performance is required by the consultants to earn or retain the equity instruments. The equity instruments are fully vested and non-forfeitable and can be exercised immediately by the consultants or at a future date regardless of future performance or the absence thereof.
Item 8A. Controls and Procedures, page 31
12.	The language in “Item 8A Controls and Procedures” was revised in the Form 10-QSB for the nine months ended September 30, 2007. The Company believes that this language responds to this comment.

13.	The language in “Item 8A Controls and Procedures” was revised in the Form 10-QSB for the nine months ended September 30, 2007. The Company believes that this language responds to this comment.

RICHARD H. BRUCK
A Professional Corporation
Mr. Brian Cascio
Securities and Exchange Commission
December 21, 2007

Form 10-QSB for the fiscal quarter ended June 30, 2007
Note 2. Organization and Summary of Significant Accounting Policies, page 6
Revenue Recognition, page 10
14.	The Company defers recognition of one-time upfront, non-refundable fees from the operators of the Jade Healthy Supermarkets until the retail store opens, at which time the Company amortizes these fees over the two year term of the arrangement with the operators. As no stores were opened as of June 30, 2007, all up front fees received were deferred. As disclosed in our Form 10-QSB for the period ended September 30, 2007, the Company began amortizing these up-front fees over the term of the arrangement.
Form 8-K dated September 27, 2006
Exhibit 99.1
15.	The Company originally intended to file audited financial statements for JPI for both 2004 and 2005 as is reflected in the proposed Exhibit 99.1, included in the filed Form 8-K dated September 27, 2007. These financial statements were inadvertently not attached to the filing. The Company had them available to file, but there was an administrative error in the filing that no one caught. The Form 8-K/A amending that filing was filed with the SEC on December 10, 2007.
Very truly yours,
/s/ Richard H. Bruck
Richard H. Bruck
richard@richardhbruck.com

RHB
Enclosures/stated
cc:	Ms. Kristin Lochhead
Mr. Gary L. Dreher
Mr. Akio Ariura